Exhibit Item 77Q1(b)



On February 14, 2002, the Board of Managers of the New England Variable
Annuity Fund I ("VA Fund I") approved the termination of VA Fund I's investment advisory agreement with Capital Growth Management Limited Partnership effective May 1, 2002. The Board of Managers also approved a master-feeder structure for VA Fund I. Under this structure, VA Fund I pursues its investment objective by investing all of its assets in the MetLife Stock Index Portfolio (the "Portfolio"), a series of the Metropolitan Series Fund, Inc., an open-end diversified investment company registered under the Investment Company Act of 1940. VA Fund I's Board of Managers believes that the master-feeder structure offers opportunities for economies of scale and efficiencies in portfolio management that VA Fund I could not achieve by hiring a new investment adviser and continuing to invest directly in portfolio securities.










9326617v1